

Mail Stop 7010

January 9, 2007

By U.S. Mail and Facsimile

National Corporate Research Ltd.
202 South Minnesota Street
Carson City, Nevada, USA 89703

> **Re:** **Rohat Resources, Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 14, 2006**
> **File No. 333-139326**

Dear Sir or Madam:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that a related party, Iqbal Boga, a selling shareholder and husband of Delara Hussaini, your sole officer and director, has been involved with Shea Development Corp., an exploration stage company. Mr. Boga was the chief executive officer and majority owner of Shea Development Corp. until he sold his common stock to Synergy Business Consulting, LLC in a private transaction. After the common stock sale, Shea Development Corp.'s management changed the focus of the company's operation and disposed of two of the company's three staked claims at its sole exploration target, the Ferry Creek property.

We also note that neither Ms. Hussaini nor Mr. Boga has the technical skill or experience to carry out the operation plan of a mining exploration company.

Ms. Hussaini's and Mr. Boga's involvement with the registrant and Shea Development suggests a pattern of conduct resembling that of individuals who become involved with companies with a purported business plan which the individuals do not intend to carry out.

Given the above facts, please provide an explanation supporting Ms. Hussaini's bona fide intent to execute your current business plan and discuss why you are not required to comply with Rule 419 of the 1933 Act. We may have further comments upon review of your response.

Risk Factors, page 7

If we are unable to retain the services of our President, we may not be able to implement our business plan, page 9

2.   We note your statement that "[t]here is no assurance that Ms. Hussaini will not leave us or compete against us in the future." Please disclose any known facts that might make this assertion more likely.

Directors, Executive Officers, Promoters and Control Persons, page 19

3.   Please disclose the amount of time that Ms. Hussaini devotes to your business.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your

responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Moncada-Terry